SHARE PURCHASE AGREEMENT

between

PROFESSOR ARASH SAHRAIE

THE UNIVERSITY COURT OF

THE UNIVERSITY OF ABERDEEN

NOVAVISION, INC.

and

VYCOR MEDICAL, INC.

RE: THE SALE AND PURCHASE OF THE ENTIRE ISSUED
SHARE CAPITAL OF SIGHT SCIENCE LIMITED

MBM COMMERCIAL LLP

5th Floor, 125 Princes Street, Edinburgh, EH2 4AD

DX ED403 EDINBURGH

TELEPHONE 0131 226 8200

FACSIMILE 0131-225 9212

Ref:VYC/0001/0001

SHARE PURCHASE AGREEMENT

Parties

(1)	PROFESSOR ARASH SAHRAIE, residing at Shiels Lodge, Whitecairns, Aberdeenshire, AB23 8UL (“Prof. Sahraie”);

(2)	THE UNIVERSITY COURT OF THE UNIVERSITY OF ABERDEEN, a charity formed under the laws of Scotland, registered number SC013683 whose registered address is at the University Office, King’s College, Regent Walk, Aberdeen, AB24 3FX, a registered Scottish charity in terms of Section 13(2) of the Charities and Trustee Investment (Scotland) Act 2005, Charity Number SC013683, Charity Name “University of Aberdeen” (the “University”);

Prof. Sahraie and the University are collectively and separately referred to as the “Seller” and “Sellers” shall be construed accordingly as the context requires.

(3)	NOVAVISION, INC., a US corporation incorporated in the State of Delaware with company number 4897076 whose registered office is at 3651 FAU Boulevard, Suite 300, Boca, FL 33431 (“Buyer”); and

(4)	VYCOR MEDICAL, INC., a US Corporation incorporated in the State of Delaware with company number 4407435 whose registered office is at 3651 FAU Boulevard, Suite 300, Boca, FL 33431 (“Vycor”).

Background

The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.

Agreed terms

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

2009 Shareholders Agreement: the agreement entered into among The University Court of the University of Aberdeen, Prof. Sahraie and the Company dated 7th July 2009.

Accounts: the financial statements of the Company as at and to the Accounts Date including the balance sheet, profit and loss account together with the notes on them, the cash flow statement and the directors’ report (copies of which are attached to the Disclosure Letter).

Accounts Date: 30 June 2011.

Assignation: the assignation of the Intellectual Property Rights in the agreed form to be granted by the University at Completion.

Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in Scotland are open for business.

Buyer’s Business: means the business carried on by NovaVision and its subsidiaries at any time during the period of Prof. Sahraie’s engagement with the Company in any capacity.

Buyer’s Solicitors: MBM Commercial LLP, 5th Floor, 7 Castle Street, Edinburgh, EH2 3AH.

CAA 2001: the Capital Allowances Act 2001.

Cash Consideration: Two Hundred Thousand Pounds (£200,000) Sterling.

Commercial Warranties: means the Warranties set out in paragraphs 3-22 (inclusive) of Part 5 of the Schedule.

Company: Sight Science Limited, a company incorporated and registered in Scotland with company number SC311950 whose registered office is at William Guild Building, Kings College, University of Aberdeen, Regent Walk, Aberdeen, AB24 3FX, further details of which are set out in Part 1 of the Schedule.

Completion: completion of the sale and purchase of the Sale Shares in accordance with this agreement.

Completion Accounts: the accounts as calculated by reference to Part 9 of the Schedule.

Completion Date: 4thJanuary 2012.

Connected: in relation to a person, has the meaning given in section 1122 of the Corporation Tax Act 2010.

Control: in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a Change of Control occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it.

Director: each person who is a director or shadow director of the Company, the names of whom are set out in Part 1 of the Schedule.

Disclosed: fairly [and accurately] disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter.

Disclosure Letter: the letter from Prof. Sahraie to the Buyer with the same date as this agreement and described as the disclosure letter, including the bundle of documents scanned and contained in electronic format on a CD-ROM (Disclosure Bundle).

Encumbrance: any interest of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignation, hypothecation, security, interest, title, retention or any other security agreement or arrangement.

Estimated Working Capital: means the estimated sum of cash plus debtors, less trade, tax and other creditors of the Company at the Completion Date.

Event: has the meaning given in Part 8 of the Schedule.

Existing Secondment Agreement: the secondment agreement between the University and Buyer at Completion dated 27th September 2011.

FSMA: the Financial Services and Markets Act 2000.

Group: in relation to a company, that company, its subsidiaries, any company of which it is a subsidiary, its holding company and any other subsidiaries of any such holding company and each company in a group is a member of the group. Unless the context otherwise requires, the application of the definition of Group to any company at any time will apply to the company as it is at that time.

holding company and subsidiary: mean a “holding company” and “subsidiary” as defined in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in subsections 1159(1)(b) and (c), as a member of another company even if its shares in that other company are registered in the name of (a) another person (or its nominee), whether by way of security or in connection with the taking of security, or (b) its nominee.

ICTA 1988: the Income and Corporation Taxes Act 1988.

IHTA 1984: the Inheritance Tax Act 1984.

Indemnity: shall have the meaning given in Clause 5.10;

Intellectual Property Rights: has the meaning given in paragraph 14.1 of Part 1 of Schedule 3.

Lease: the lease granted by the University to the Company dated 20th May 2011, with a date of entry of 9th May 2011 and expiring 8th May 2012.

Losses: means actions, proceedings, losses, damages, liabilities, claims, costs and reasonable expenses including fines, penalties, reasonable legal and other professional fees and any VAT payable in relation to any such matter, circumstance or item except to the extent that the Purchaser obtains credit for such VAT as input tax but shall not include any consequential loss.

Management Accounts Date: means 30th September 2011.

Management Accounts: the unaudited balance sheet and the unaudited profit and loss account of the Company for the period of three months ended on the Management Accounts Date (a copy of which is attached to the Disclosure Letter).

New Secondment Agreement: means the secondment agreement in the agreed form which is to be entered into between the University and Buyer at Completion.

Non-Disclosure Agreement: means the non-disclosure agreement entered into between Prof. Sahraie, the Buyer and Novavision at Completion in the agreed form.

Option Agreement: the agreement to be entered into between the Company and the University in respect of which the Company has the option to purchase certain intellectual property in the future in the agreed form;

Patent Agreement: means the assignation of certain intellectual property rights from the University to the Company dated on or about the date hereof in the agreed form.

Permitted Business: means any business or undertaking operated by the University or Prof. Sahraie which relates in any way to the assessment and/or rehabilitation of visual field defects caused by neurological disorders (including, for example, brain injury, stroke or TBI).

Property: means the premises occupied by the Company under the Lease at Room 15, University Office, Regent Walk, Aberdeen, AB24 3FX.

Purchase Price: the purchase price for the Sale Shares to be paid by the Buyer to the Seller in accordance with clause 3.

Sale Shares: the one hundred and sixty six (166) Ordinary Shares of £1.00 each in the Company, all of which have been issued and are fully paid.

Schedule: means the schedule in ten parts annexed to and forming part of this agreement.

Seller’s Solicitors: Aberdein Considine, 7-9 Bon Accord Crescent, Aberdeen, AB11 6DN.

Tax or Taxation: has the meaning given in Part 8 of the Schedule.

Tax Covenant: the tax covenant as set out in Part 8 of the Schedule.

Tax Claim: has the meaning given in Part 8 of the Schedule.

Tax Warranties: the Warranties in Part 6 of the Schedule.

Taxation Authority: has the meaning given in Part 8 of the Schedule.

Taxation Statute: has the meaning given in Part 8 of the Schedule.

TCGA 1992: the Taxation of Chargeable Gains Act 1992.

Territory: any part of the world.

Title Deeds: the title deeds of the Property.

Title Warranties: means the Warranties set out in paragraphs 1 and 2 of Part 5 of the Schedule.

TMA 1970: the Taxes Management Act 1970.

Trade Marks: means the unregistered trademarks “Sight Science”, “Neuro-Eye Therapy”, “NeET”, “Vision Rehabilitation Programme” and “VRP” together with all logos or representations of the same.

Transaction: the transaction contemplated by this agreement or any part of that transaction.

University’s Solicitors: McGrigors LLP, Johnstone House, 52-54 Rose Street, Aberdeen, AB10 1UD;

VATA 1994: the Value Added Tax Act 1994.

Vycor Closing Value: the share price of Vycor as at Completion, being the average price of the shares in the issued share capital of Vycor for the fifteen business days prior to Completion multiplied by the average sterling/dollar exchange rate during the same fifteen-day period;

Vycor Shares: such number of Ordinary Shares in the issued share capital of Vycor as shall be worth £175,000 using the Vycor Closing Value (adjusted to take account of any future consolidation or sub-division), such shares being restricted under the terms of the Vycor Share Restriction Agreements.

Vycor Share Restriction Agreements: the agreements entered into between Vycor and each of the Sellers in relation to the Vycor Shares in the agreed form.

Warranties: the representations and warranties in Clause 5 and Parts 5 and 6 of the Schedule.

Website: means the Company’s website located at www.sightscience.com.

Working Capital Excess: means the amount by which the Completion Working Capital is agreed or determined to be greater than the Estimated Working Capital.

Working Capital Shortfall: means the amount (expressed as a positive number) by which the Completion Working Capital is agreed or determined to be less than the Estimated Working Capital.

1.2	Clause and Schedule headings do not affect the interpretation of this agreement.

1.3	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) and that person’s personal representatives, successors or permitted assigns.

1.4	Unless the context otherwise requires, words in the singular include the plural and in the plural include the singular.

1.5	Unless the context otherwise requires, a reference to one gender includes a reference to the other genders.

1.6	Subject to Clause 12, a reference to any party shall include that party's personal representatives, successors and permitted assigns.

1.7	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.8	A reference to a particular statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time, taking account of any amendment or re-enactment and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it.

1.9	Writing or written includes faxes.

1.10	Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

1.11	References to clauses and schedules are to the clauses and schedules of this agreement; references to paragraphs are to paragraphs of the relevant schedule.

1.12	Any reference to a Scottish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Scotland, be deemed to include a reference to what most nearly approximates to the Scottish legal term in that jurisdiction.

1.13	References to this agreement include this agreement as amended or varied in accordance with its terms.

1.14	Any words following the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.15	Any reference to “Seller” or “Sellers” shall be deemed to be a reference to each of Prof Sahraie or the University except as expressly stated or as the context may require.

2.	Sale and purchase

2.1	On the terms of this agreement, the Seller shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares free from all Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.

2.2	Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Sale Shares or any of them conferred on him or it under the articles of association of the Company or otherwise and shall procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this agreement.

2.3	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3.	Purchase price

3.1	The Purchase Price payable by the Buyer to the Sellers is composed of the Cash Consideration plus the Vycor Shares, as adjusted in accordance with Clauses 3.5 and 3.6.

3.2	The Purchase Price shall be paid as follows:

	3.2.1	one half of the Cash Consideration will be paid at Completion (subject to adjustment pursuant to Clause 3.3) by electronic transfer to the Sellers’ Solicitors and the University’s Solicitors in the proportions to which they are each respectively entitled and whose receipt shall be sufficient to discharge the Buyer;

	3.2.2	one half of the Cash Consideration will be paid on the first anniversary of Completion by electronic transfer to the Sellers’ Solicitors and the University’s Solicitors in the proportions to which they are each respectively entitled and whose receipt shall be sufficient to discharge the Buyer; and

	3.2.3	the Vycor Shares will be allotted by Vycor to the Sellers as per Clause 3.4 below, with Prof Sahraie receiving 69% and the University receiving 31% of the total Vycor Shares (respectively, “Prof Sahraie’s Shares” and the “University’s Shares”).

3.3	The Cash Consideration payable at Completion in terms of Clause 3.2.1 shall be adjusted as follows:

	(a)	there shall be added an amount, if any, by which the Estimated Working Capital is greater than £0; and

	(b)	there shall be deducted an amount, if any, by which the Estimated Working Capital is less than £0.

3.4	Subject to Clauses 3.5 and 3.6, the Vycor Shares shall be allotted as follows~:

	3.4.1	Vycor will allot the University’s Shares in full at Completion, with such shares being subject to the terms of the Vycor Share Restriction Agreements;

	3.4.2	Vycor will allot Prof Sahraie’s Shares in full at Completion, with such shares being subject to the terms of the Vycor Share Restriction Agreements.

3.5	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer:

	3.5.1	for a breach of any Warranty; or

	3.5.2	under the Tax Covenant.

3.6	Adjustment of Purchase Price

	3.6.1	Following determination of the Completion Accounts in accordance with the provision of Part 9 of the Schedule the Purchase Price shall be adjusted as follows:-

3.6.1.1 in the event that the Completion Working Capital is greater than the Estimated Working Capital there shall be paid to the Seller’s Solicitors a sum equal to the Working Capital Excess, which sum shall be payable at the same time as the second payment is made pursuant to Clause 3.2.2 above; or

3.6.1.2 in the event that the Completion Working Capital is less than the Estimated Working Capital there shall be deducted from the second payment to be made pursuant to Clause 3.2.2 above a sum equal to the Working Capital Shortfall.

4.	Completion

4.1	Completion shall take place on the Completion Date at such time and place as is agreed by the Sellers and the Buyer.

4.2	At Completion the Sellers shall:

	4.2.1	deliver or cause to be delivered the documents and evidence set out in Part 3 of the Schedule;

	4.2.2	procure that a board meeting of the Company is held at which the matters identified in Part 4 of the Schedule are carried out; and

	4.2.3	deliver any other documents referred to in this agreement as being required to be delivered by the Sellers.

4.3	At Completion, the University shall:-

	4.3.1	grant the Patent Agreement to the Company;

	4.3.3	enter into the New Secondment Agreement to replace the Existing Secondment Agreement.

	4.3.4	enter into the Option Agreement.

	4.3.5	execute the relevant Vycor Share Restriction Agreement.

4.4	As soon as possible after Completion, the Seller shall send to the Buyer (at the Buyer’s registered office for the time being) all records, correspondence, documents, files, memoranda and other papers relating to the Company not required to be delivered at Completion and which are not kept at the Property.

5.	Warranties

5.1	The Buyer is entering into this agreement on the basis of, and in reliance on, the Warranties.

5.2	The University warrants and represents to the Buyer for its own part only that each of the Title Warranties insofar as relating to the University and/or those of the Sale Shares in respect of which the University are the registered holder only are true, accurate and not misleading on the date of this agreement provided that the University gives no warranty or representation, express or implied in respect of any of the Title Warranties insofar as relating to Prof Sahraie or those of the Sale Shares in respect of which Prof Sahraie is the registered holder.

5.3	Prof Sahraie warrants and represents to the Buyers for his own part only that each of the Title Warranties insofar as relating to Prof Sahraie and/or those of the Sale Shares in respect of which Prof Sahraie is the registered holder only are true, accurate and not misleading on the date of this agreement provided that Prof Sahraie gives no warranty or representation, express or implied in respect of any of the Title Warranties insofar as relating to the University or those of the Sale Shares in respect of which the University is the registered holder.

5.4	Prof Sahraie warrants and represents to the Buyer that each of the Commercial Warranties and the Tax Warranties are true, accurate and not misleading on the date of this agreement except as Disclosed.

5.5	Any payment which the Sellers are liable to pay in respect of the breach of any Warranty by a Seller (and not otherwise) shall be made as follows:

	5.5.1	first, from the Cash Consideration due to such Seller under Clause 3.2.2 (to the extent that this is still outstanding);

	5.5.2	second, from the Vycor Shares (valued at the Vycor Closing Value) that are to be issued to such Seller at Completion pursuant to this Agreement; and

	5.5.3	finally, from the Cash Consideration payable to such Seller due under clause 3.2.1.

5.6	Warranties qualified by the expression so far as Prof Sahraie is aware (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of Prof Sahraie after he has made such due and careful enquiries that would reasonably be expected of a director of a company.

5.7	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

5.8	With the exception of the matters Disclosed, no information of which the Buyer and/or its agents and/or advisers has knowledge (constructive or imputed) or which could have been discovered (whether by investigation made by the Buyer or made on its behalf) shall prejudice or prevent a claim or reduce any amount recoverable thereunder.

5.9	The liability of Prof. Sahraie in respect of the Warranties (other then the Title Warranties) shall be subject to the limitations set out in Part 7 of the Schedule.

5.10	Subject to Clause 5.11, the University and Prof Sahraie hereby for their own respective parts only indemnify the Purchaser against any Losses actually suffered as a result of a claim being brought against the Company in relation to the complaint by Madhukant Amin (“Indemnity”).

5.11	The maximum liability of each of the Sellers in respect of any claim pursuant to the Indemnity shall be (a) 69% of any liability in respect of Prof. Sahraie and (b) 31% of any liability in respect of the University.

6.	Property

The University confirms for its own part only that it shall not terminate the Lease as a result of the Sellers’ sale of the Company’s issued share capital to the Buyer and confirms that it shall remain in full force and effect until the contractual expiry date subject to the Company complying with the terms of the Lease and provided also that the University will use reasonable endeavours to accommodate the Company in the Life Science Innovation business incubator located at Foresterhill, Aberdeen.

7.	Tax covenant

The provisions of Part 8 of the Schedule apply in this agreement.

8.	Restrictions on the Seller

8.1	Prof Sahraie covenants with the Buyer that he shall not, except with the prior written consent of the Buyer, whether by himself, through his employees or agents or otherwise and whether on his own behalf or on behalf of any person, directly or indirectly in any capacity, at any time during the period of his engagement with the Company (as secondee, consultant, director, employee or similar) and for a period of eighteen (18) months thereafter following the termination of the last of his active engagements with the Company (whether as a secondee, consultant, director, employee or similar):

(a) carry on or be employed, engaged or interested in any business which would be in competition with the Buyer’s Business or the business of the Company in the Territory other than in relation to the Permitted Business; or

(b) offer for sale to customers in the Territory or in a territory which the Buyer or the Company operates via the internet or by mail order or by other means other than at physical retail premises, products of a materially similar nature to those products sold by the Buyer or the Company other than in relation to the Permitted Business; or

(c) canvass, solicit or otherwise seek the custom of any person who is a client or customer of the Buyer or the Company; or

(i) offer employment to, enter into a contract for the services of, or attempt to entice away from the Buyer or the Company, any individual who is at the time of the offer or attempt employed directly or indirectly engaged in an executive or managerial position with the Buyer or the Company; or

		(ii)	procure or facilitate the making of any such offer or attempt by any other person; or

	(d)	at any time after Completion, use in the course of any business other than the Permitted Business:

		(i)	the words “Sight Science”; or

		(ii)	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by the Company; or

		(iii)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, name, design or logo; or

	(e)	solicit or entice away from the Buyer or the Company any supplier to the Buyer or the Company, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Buyer or the Company.

8.2	The covenants in this Clause 8 are intended for the benefit of the Buyer and the Company and apply to actions carried out by Prof Sahraie in any capacity and whether directly or indirectly, on his own behalf, on behalf of any other person or jointly with any other person.

8.3	Notwithstanding the covenants in this Clause 8, the Buyer acknowledges that Prof Sahraie shall be entitled to:- (i) be a director and shareholder of Ythan Opticians Limited, a company incorporated under the companies acts (SC341061), having its registered office at Shiels Lodge, Whitecairns, Aberdeenshire, AB23 8UL for so long as it does not compete with the Buyer’s Business or the business of the Company; (ii) continue to carry out all of the duties incumbent upon him in terms of his contract of employment with the University or such duties as may be incumbent upon him in terms of any contract of employment entered into with any other academic institution; and (iii) participate in collaborative or other research projects involving the University and/or other academic institutions or not-for-profit organisations in line with normal academic custom.

8.4	Nothing in this Clause 8 prevents the Seller from holding for investment purposes only:

	(a)	any units of any authorised unit trust; or

	(b)	not more than 5% of any class of shares or securities of any company traded on a recognised stock exchange.

8.5	Each of the covenants in this Clause 8 is a separate undertaking by Prof Sahraie in relation to himself and his interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this Clause 8. Prof. Sahraie who has obtained the appropriate professional advice, confirms that each of the covenants in this Clause 8 is considered fair and reasonable, but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable. If at any time, the Buyer considers it to be in its best interests, it shall be entitled at its discretion by notice in writing to Prof. Sahraie to delete or limit in any manner any of the restrictions contained in this Clause 8 and in such event the said restrictions shall apply with such deletions or limitations.

8.6	The consideration for the undertakings contained in this Clause 8 is included in the Purchase Price.

8.7	In the event that any provisions contained herein conflict with any provisions of the 2009 Shareholders Agreement which may survive the termination of that document (including, for the avoidance of doubt, the section entitled ‘Non-Compete Provisions’ at Clause 10), all parties hereto agree that the provisions of this Agreement shall take precedence and the provisions in the 2009 Shareholders Agreement shall therefore be deemed to be varied.

9.	Post-completion Obligations

Each of the University and Prof. Sahraie hereby undertakes to use reasonable endeavours to prepare and submit, with the reasonable assistance of Vycor, a response to the office action in relation to the U.S. patent application (11/993357) by 19th January 2012 at the cost of Sight Science, unless such costs are incurred by the University’s patent agents in assisting Vycor (in which event such costs shall be met by the University and Prof. Sahraie.

10.	Confidentiality and announcements

10.1	Except so far as may be required by law, and in such circumstances only after prior consultation with the Buyer, the Seller shall not at any time disclose to any person or use to the detriment of the Company this agreement or any trade secret or other confidential information which it holds in relation to the Company and its affairs.

10.2	No pary shall make any announcement relating to this agreement or its subject matter without the prior written approval of the Buyer except as required by law or by any legal or regulatory authority (in which case the parties shall co-operate, in good faith, in order to agree the content of any such announcement so far as practicable prior to it being made).

11.	Further assurance

The Seller shall (at the expense of the Buyer so far as such expense is reasonably incurred) promptly execute and deliver all such documents, and do all such things, as the Buyer may from time to time reasonably require for the purpose of giving full effect to the provisions of this agreement.

12.	Assignation

12.1	Except as provided otherwise in this agreement, no party may assign, or grant any Encumbrance or security interest over, any of its rights under this agreement or any document referred to in it.

12.2	Each party that has rights under this agreement is acting on its own behalf.

12.3	The Buyer may assign its rights under this agreement (or any document referred to in this agreement) but not its obligations to a member of its Group or to any person to whom it transfers the Sale Shares.

12.4	If there is an assignation:

(a) the Seller may discharge its obligations under this agreement to the assignor until it receives notice of the assignation; and

(b) the assignee may enforce this agreement as if it were a party to it, but the Buyer shall remain liable for any obligations under this agreement.

13.	Whole agreement

13.1	This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

13.2	Nothing in this clause 13 operates to limit or exclude any liability for fraud.

14.	Variation and waiver

14.1	Any variation of this agreement shall be in writing and signed by or on behalf of the parties.

14.2	Any waiver of any right under this agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

14.3	No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

14.4	No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

14.5	Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.

15.	Costs

Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

16.	Notice

16.1	A notice given under this agreement:

	(a)	shall be in writing;

	(b)	shall be sent for the attention of the person, and to the address or fax number, specified in this Clause 16 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this Clause 16); and

	(c)	shall be:

		(i)	delivered personally; or

		(ii)	sent by pre-paid first-class post or recorded delivery; or

		(iii)	(if the notice is to be served by post outside the country from which it is sent) sent by airmail.

16.2	The addresses for service of notice are:

	(a)	Prof Sahraie

		(i)	Address: Shiels Lodge, Whitecairns, Aberdeenshire, AB23 8UL

		(ii)	for the attention of: Arash Sahraie

	(b)	The University

		(i)	Address: University Office, Regent Walk, Aberdeen, AB24 3FX

		(ii)	for the attention of: Dr Elizabeth Rattray, Deputy Director, Research and Innovation

	(c)	NovaVision, Inc.

		(i)	address: 3651 FAU Boulevard, Suite 300, Boca, FL 33431

		(ii)	for the attention of: David Cantor

	(d)	Vycor Medical, Inc.

		(i)	address: 3651 FAU Boulevard, Suite 300, Boca, FL 33431

		(ii)	for the attention of: David Cantor

16.3	A notice is deemed to have been received:

	(a)	if delivered personally, at the time of delivery; or

(b) in the case of pre-paid first class post, recorded delivery, two Business days from the date of posting; or

(c) in the case of registered airmail, 8 Business Days from the date of posting;

if deemed receipt under the previous paragraphs of this clause 15.3 is not within business hours (meaning 9.00 am to 5.00 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt.

16.4	To prove service, it is sufficient to prove that in the case of post, that the envelope containing the notice was properly addressed and posted.

17.	Severability

17.1	If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

17.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

18.	Agreement survives completion

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

19.	Successors

The rights and obligations of the Seller and the Buyer under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns.

20.	Set off

The Buyer shall be entitled to set off against the Purchase Price payable to Prof. Sahraie any sums payable by Prof. Sahraie to the Buyer pursuant to any breach of the Warranties (subject to the provisions of Clause 5.5) or any other breach of this agreement.

21.	Governing law and jurisdiction

21.1	This agreement and any disputes or claims arising out of or in connection with its subject matter or formation (including non-contractual disputes and claims) are governed by and construed in accordance with the law of Scotland.

21.2	The parties agree that the courts of Scotland have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes and claims).

IN WITNESS WHEREOF these presents consisting of this and the preceding 15 pages together with the Schedule in 10 parts are executed as follows:

They are subscribed by	They are subscribed for and on behalf of
PROFESSOR ARASH SAHRAIE	THE UNIVERSITY COURT OF THE UNIVERSITY OF ABERDEEN
At	At
on the day of	on the day of
Two Thousand and	Two Thousand and

____________ Arash Sahraie	__________________ Authorised Signatory

before this witness:-	before this witness:-

__________________________ Witness	__________________________ Witness

__________________________ Full Name	__________________________ Full Name

__________________________ Address	__________________________ Address

__________________________	__________________________

They are subscribed for and on behalf of
NOVAVISION, INC.
At
on the day of
Two Thousand and
By Adrian Liddell Director

__________________________ Director

before this witness:-

__________________________ Witness

__________________________ Full Name

__________________________ Address

__________________________

They are subscribed for and on behalf of
VYCOR MEDICAL, INC.
At
on the day of
Two Thousand and
By Adrian Liddell Director

__________________________ Director

before this witness:-

__________________________ Witness

__________________________ Full Name

__________________________ Address

__________________________

This is the Schedule referred to in the Share Purchase Agreement among Professor Arash Sahraie, The University Court of the University of Aberdeen, Novavision, Inc., and Vycor Medical, Inc.

SCHEDULE

Part 1.    The Company

Name:	Sight Science Limited
Registration number:	SC311950
Registered office:	William Guild Building, Kings College, University of Aberdeen, Regent Walk, Aberdeen, AB24 3FX
Issued share capital	166 Ordinary Shares of £1.00 each
Registered shareholders (and number of Sale Shares held):	Professor Arash Sahraie (114 Ordinary Shares) The University Court of the University of Aberdeen (52 Ordinary Shares)
Directors:

Professor Arash Sahraie

Shiels Lodge

Whitecairns

Aberdeenshire

AB23 8UL

Dr. Ann Lewendon

Oltnacraig

High Street

Drumlithie

Stonehaven

Kincardineshire

AB39 3YZ

Dr. Mary-Joan Macleod

18 Carlton Place

Aberdeen

Aberdeenshire

AB15 2BQ

Secretary:	Professor Arash Sahraie Shiels Lodge Whitecairns Aberdeenshire AB23 8UL
Registered charges	None

Part 2: Particulars of sellers and apportionment of purchase price

Seller’s name	Number of sale shares	Proportion of Purchase Price
Professor Arash Sahraie	114 Ordinary Shares of £1.00 each	69%
The University Court of the University of Aberdeen	52 Ordinary Shares of £1.00 each	31%

Part 3: What the Sellers shall deliver to the Buyer at Completion

1.	At Completion, the Sellers shall deliver or cause to be delivered to the Buyer the following documents and evidence:

	(a)	transfers of the Sale Shares executed by the registered holders in favour of the Buyer;

	(b)	the share certificates for the Sale Shares in the names of the registered holders or an indemnity in the agreed form for any lost certificates;

	(c)	the waivers, consents and other documents required to enable the Buyer to be registered as the holder of the Sale Shares;

	(d)	the original of any power of attorney under which any document to be delivered to the Buyer under this paragraph 1 has been executed;

	(e)	in relation to the Company, the statutory registers and minute books (written up to the time of Completion), the common seal (if any), certificate of incorporation and any certificates of incorporation on change of name;

	(f)	the written resignation of the directors and secretary of the Company from their offices and employment with the Company, other than Prof. Sahraie;

	(g)	the Lease;

	(h)	a certified copy of the minutes of the board meetings held pursuant to Part 4 of the Schedule;

	(i)	the signed New Secondment Agreement;

	(j)	the signed Patent Agreement;

	(k)	the signed Non-Disclosure Agreement;

	(l)	the signed Option Agreement;

	(m)	a reconciliation of all bank accounts which are operated by the Company as at the date of Completion, the contents of which are acceptable to the Buyer;

	(n)	the executed Vycor Share Restriction Agreements.

Part 4: Matters for the board meetings at Completion

1.	The Seller shall cause a board meeting of the Company to be held at Completion at which the matters set out in this Part 4 of the Schedule shall take place.

2.	A resolution to register the transfer of the Sale Shares shall be passed at such board meeting of the Company, subject to the transfers being stamped at the cost of the Buyer.

3.	The Purchase Price payable under Clause 3.2.1 shall be paid to the Sellers in the agreed proportions.

4.	David Cantor and Adrian Liddell shall be appointed as directors of the Company. The appointments shall take effect at the end of the board meeting.

5.	JM Taylor shall be appointed as the accountants of the Company with effect from the end of the relevant board meeting.

6.	All the existing instructions and authorities to bankers shall (to the extent required by the Buyer) be revoked and replaced with new instructions and authorities to those banks in such form as the Buyer requires.

Part 5: General warranties

1.	Power to sell the company

1.1	Each of the Sellers has all requisite power and authority to enter into and perform this agreement in accordance with its terms and the other documents referred to in it.

1.2	This agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on each of the Sellers in the terms of the agreement and such other documents.

1.3	Compliance with the terms of this agreement and the documents referred to in it shall not breach or constitute a default under any of the following:

(a) any agreement or instrument to which either of the Sellers is a party or by which it is bound; or

(b) any order, judgment, decree or other restriction applicable to either of the Sellers.

2.	Shares in the company

2.1	The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid.

2.1	Each of the Sellers is the sole legal and beneficial owner of those of the Sale Shares ascribed to it at Part 2 of the Schedule.

2.3	The Sale Shares are free from all Encumbrances and no commitment has been given to create an Encumbrance affecting the Sale Shares.

2.4	Other than the Sale Shares, no options or rights to subscribe for shares in the Company have been granted to any party.

3.	Information

3.1	The particulars relating to the Company in Part 1 of the Schedule are true and accurate and not misleading.

3.2	All statutory books and registers of the Company have been properly kept and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.3	All returns, particulars, resolutions and other documents which the Company is required by law to file with or deliver to any authority in any jurisdiction (including, in particular, the Registrar of Companies in Scotland) have been correctly made up and filed or, as the case may be, delivered.

4.	Compliance with laws

To the best of the Prof Sahraie’s knowledge the Company has at all times conducted its business in accordance with its memorandum and articles of association and in all material respects with all applicable laws and regulations.

5.	Licences and consents

5.1	To the best of the Prof Sahraie’s knowledge the Company has all necessary licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which its business is now carried on, all of which are valid and subsisting.

5.2	To the best of the Prof Sahraie’s knowledge but without specific enquiry having been made there is no reason why any of those licences, consents, permits and authorities should be suspended, cancelled, revoked or not renewed on the same terms.

6.	Insurance

6.1	So far as Prof Sahraie is aware, the Company is, and has at all material times been, fully insured against accident, damage, injury and third party loss (including product liability).

6.2	To the best of the Prof Sahraie’s knowledge but without specific enquiry having been made the particulars of those policies set out in the Disclosure Letter are accurate and not misleading.

6.3	There are no material outstanding claims under, or in respect of the validity of, any of those policies and so far as the Prof Sahraie is aware, there are no circumstances likely to give rise to any claim under any of those policies.

6.4	To the best of the Prof Sahraie’s knowledge but without specific enquiry having been made all the insurance policies are in full force and effect, are not void or voidable, nothing has been done or not done which could make any of them void or voidable and Completion will not terminate, or entitle any insurer to terminate, any such policy.

7.	Power of attorney

There are no powers of attorney in force given by the Company no person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation not in the ordinary course of the Company’s business.

8.	Disputes and investigations

8.1	Neither the Company nor any of its Directors nor any person for whom the Company is vicariously liable:

(a) is engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency (except for debt collection in the normal course of business); or

(b) is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

8.2	No such proceedings, investigation or inquiry as are mentioned in paragraph 8.1 of this Part 5 of the Schedule have been intimated in writing or have been threatened or are pending in the reasonable belief of Prof. Sahraie.

9.	Defective products

To the best of Prof Sahraie’s knowledge but without specific enquiry having been made the Company has not manufactured or sold any products which were, at the time they were manufactured or sold, faulty or defective or did not comply with warranties or representations expressly made or implied by or on behalf of the Company.

10.	Transactions with the Seller

10.1	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and Prof Sahraie or any person Connected with Prof Sahraie.

11.	Finance and guarantees

11.1	No guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by the Company or any third party in respect of borrowings or other obligations of the Company or any other person other than as identified in Part 1 of the Schedule.

11.2	The Company does not have any outstanding loan capital, nor has it lent any money that has not been repaid, and there are no debts owing to the Company other than debts that have arisen in the normal course of business.

11.3	The Company has not:

(a) factored any of its debts or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts; or

(b) waived any right of set-off it may have against any third party.

11.4	Full particulars of all money borrowed by the Company (including full particulars of the terms on which such money has been borrowed) have been Disclosed.

11.5	No indebtedness of the Company is due and payable and no security over any of the assets of the Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise. The Company has not received any notice whose terms have not been fully complied with and/or carried out from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of the Company.

12.	Insolvency

12.1	The Company:

	(a)	is not insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other applicable insolvency legislation; and

	(b)	has not stopped paying its debts as they fall due.

12.2	No step has been taken by Prof Sahraie and Prof Sahraie is not aware (such belief being reasonable for a director of the Company) of any step having been taken by a third party in any applicable jurisdiction to initiate any process by or under which:

	(a)	the ability of the creditors of the Company to take any action to enforce their debts is suspended, restricted or prevented; or

	(b)	some or all of the creditors of the Company accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of the Company; or

	(c)	a person is appointed to manage the affairs, business and assets of the Company on behalf of the Company’s creditors; or

	(d)	the holder of a charge over all or any of the Company’s assets is appointed to control the business and/or all or any assets of the Company.

12.3	In relation to the Company:

	(a)	no administrator has been appointed;

	(b)	no documents have been filed with the court for the appointment of an administrator; and

	(c)	no notice of intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).

12.4	No process has been initiated by Prof Sahraie and Prof Sahraie is not aware of any process having been initiated by a third party which could lead to the Company being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

12.5	No distress, execution or other process has been levied on an asset of the Company.

13.	Assets

13.1	The Company is the full legal and beneficial owner of, and has good and marketable title to and full possession and control of, all the assets included in the Accounts and the Management Accounts, any assets acquired since the Management Accounts Date and all other assets used by the Company except for those disposed of since the relevant accounts date in the normal course of business and such assets are free from any Encumbrance.

13.2	None of the assets shown in the Accounts and the Management Accounts or acquired by the Company since the Management Accounts Date or used by the Company is the subject of any lease, lease hire agreement, hire purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.

14.	Intellectual property

14.1	The definition in this paragraph applies in this agreement.

Intellectual Property Rights: patents (including those detailed in Part 10 of the Schedule), rights to inventions, copyright and related rights, moral rights, trade marks and service marks, trade names and domain names, rights in get-up, rights to goodwill or to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

14.2	Prof Sahraie does not hold any Intellectual Property Rights which are material to the Company or are used in any way in connection with the business of the Company.

14.3	To the best of Prof. Sahraie’s knowledge but without specific enquiry, the Company is the sole, unencumbered and beneficial owner of all Intellectual Property Rights in and to the Company’s name, the Trademarks and the Website and Prof. Sahraie is not aware that the exploitation or use of said Intellectual Property Rights infringe the rights of any third party.

15.	Data protection

To the best of Prof Sahraie’s knowledge but without specific enquiry the Company has fully complied with the requirements of all applicable legislation concerning rights in respect of privacy and personal data.

16.	Employment

16.1	The definitions in this paragraph apply in this agreement.

Employment Legislation: legislation applying in Scotland affecting contractual or other relations between employers and their employees or workers, including but not limited to any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under European treaty provisions or directives enforceable against the Company by any Employee or Worker.

Employee: any person employed by the Company under a contract of employment.

Worker: any person who personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

16.2	The name of each person who is a Director is set out in Part 1 of the Schedule.

16.3	The Company has no Employees.

16.4	The Disclosure Letter includes details of all Workers of the Company, the particulars of each Worker and the principal terms of each contract including:

(a) their remuneration (including any benefits and privileges provided or which the Company is bound to provide to them or their dependants, whether now or in the future);

(b) the commencement date of each contract;

(c) the length of notice necessary to terminate each contract, or if a fixed term, the expiry date of the fixed term and details of any previous renewals;

(d) the type of contract (whether full or part-time or other); and

(e) date of birth.

16.5	There are no persons who are not Workers but who provide services to the Company under an agreement which is not a contract of employment with the Company.

16.6	The Disclosure Letter includes details of all Workers of the Company who are on secondment, maternity, paternity, adoption or other leave or absent due to ill-health or for any other reason.

16.7	No notice to terminate the contract of employment of any Worker of the Company (whether given by the relevant employer or by the Worker) is pending, outstanding or threatened and no dispute under any Employment Legislation or otherwise is outstanding between the Company and any of the current or former Employees or Workers relating to the relevant contract, its termination and any reference given by the Company regarding them.

16.8	No questionnaire has been served on the Company by a Worker under any Employment Legislation which remains unanswered in full or in part.

16.9	No offer of employment or engagement has been made by the Company that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

16.10	All contracts between the Company and their Workers are terminable at any time on three months’ notice or less without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability other than wages, commission or pension.

16.11	The Company is not party to, bound by or proposing to introduce in respect of any of its Directors any redundancy payment scheme in addition to statutory redundancy pay, and there is no agreed procedure for redundancy selection.

16.12	The Company is not party to, bound by or proposing to introduce in respect of any of its Directors or Workers any share option, profit sharing, bonus, commission or any other scheme relating to the profit or sales of the Company.

16.13	The Company has not incurred any actual or contingent liability in connection with any termination of employment of its former Employees (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any former Employee.

16.14	The Company has not made or agreed to make a payment or provided or agreed to provide a benefit to a present or former Director, officer, Employee or Worker or to their dependants in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

16.15	The Company is not involved in any material industrial or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing Workers and there is nothing likely to give rise to such a dispute or claim.

16.16	There are no sums owing to or from any former Employee or Worker other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.

16.17	The Company has not offered, promised or agreed to any future variation in the contract of any Worker.

16.18	The Disclosure Letter includes true, complete and accurate:

(a) copies of all contracts (anonymised where appropriate), and where in existence handbooks, policies and other documents which apply to the Workers, identifying which applies to which individual;

(b) copies of all agreements or arrangements with any trade union, employee representative or body of employees or their representatives (whether binding or not) and details of any such unwritten agreements or arrangements which may affect any Worker.

16.19	In respect of each Worker, the Company has:

(a) performed all obligations and duties they are required to perform (and settled all outstanding claims), whether or not legally binding and whether arising under contract, statute, at common law or in equity or under any treaties including the EC Treaty or the Treaty on the Functioning of the European Union or laws of the European Union or otherwise;

(b) complied with the terms of any relevant agreement or arrangement with any trade union, employee representative or body of employees or their representatives (whether binding or not); and

(c) maintained adequate, suitable and up to date records.

16.20	No Worker is subject to a current disciplinary warning or procedure.

17.	Property

17.1	The Company does not, and never has, owned or occupied any heritable property whatsoever with the sole exception of the property which is occupied by the Company pursuant to the Lease.

Lease Matters

17.2	The Lease is valid and in full force and effect.

17.3	There have been no variations to the Lease and no undertakings, agreements, waivers or concessions entered into in connection with the Lease which is binding on the Company or the landlords.

17.4	The Company has paid the rents and observed and performed all of the obligations on the part of the tenant contained in the Lease. There is not outstanding or unobserved or unperformed any obligation necessary to comply with any notice given by the Landlord under the Lease.

17.5	All licences, consents and approvals required from the landlord under the Lease have been obtained.

17.6	There are no notices, negotiations or proceedings pending in relation to rent reviews and nor is any rent liable at the date of this agreement to be reviewed.

17.7	No notices to break or terminate the Lease have been served or exercised and there are no circumstances which exist which could give rise to an entitlement of the landlord to terminate the Lease or take entry or possession of the Property or prevent the possession and enjoyment of the Property.

17.8	Prof Sahraie is not aware of any major item of expenditure already incurred by the landlords under the Lease or expected to be incurred within the next 12 months which is or would be recoverable in whole or in part from the Company.

17.9	The obligations on the landlord under the Lease have been fully observed and implemented.

17.10	To the best of the Prof Sahraie’s knowledge but without specific enquiry having been made the Company timeously submitted the appropriate Stamp Duty Land Tax returns in respect of the Lease to HM Revenue & Customs together with payment of any Stamp Duty Land Tax payable thereon and all interest and penalties.

18.	Accounts and Management Accounts

18.1	The Accounts have been prepared in accordance with accounting standards, policies, principles and practices generally accepted in the UK and in accordance with the applicable law and give a true and fair view of the state of affairs of the Company as at the Accounts Date and of the profit or loss of the Company, for the financial year ended on that date.

18.2	The Accounts:

(a) make proper and adequate provision for all bad and doubtful debts, obsolete or slow-moving stocks, for depreciation on fixed assets and for liabilities (including contingent liabilities) and Taxation (including deferred Taxation);

(b) follow correct sales recognition policies;

(c) fully account for all actual incurred and accrued expenses;

(d) do not overstate the value of current or fixed assets; and

(e) do not understate any liabilities (whether actual or contingent).

18.3	The Accounts are not affected by any unusual or non-recurring items or any other factor that would make the financial position and results shown by the Accounts unusual or misleading in any material respect.

18.4	The Management Accounts have been prepared with due care and attention, are accurate in all material respects and give a reasonable reflection of the financial position of the Company as at the date to which they relate.

18.5	There has been no material adverse change in the financial position, trading position or prospects of the Company since the date on which the Management Accounts were prepared.

19.	Accounting, financial and other records

19.1	All accounting, financial and other records of the Company (including the statutory books of the Company):

	(a)	have been properly prepared, filed and maintained;

	(b)	constitute an accurate record of all matters required by law to appear in them;

	(c)	do not contain any material inaccuracies or discrepancies;

	(d)	are in the possession of the Company; and

	(e)	comply with all applicable laws.

19.2	No notice has been received or allegation made that any of those records are incorrect or should be rectified.

19.3	Prof Sahraie has not taken any drawings from the Company in the three months immediately preceding Completion (other than salary in the ordinary course) nor have the Company or the Prof Sahraie made any other payments other than in the ordinary course of business in the three months immediately preceding Completion.

20.	Changes since accounts date

Since the Accounts Date:

	(a)	the Company has conducted its business in the normal course and as a going concern;

	(b)	there has been no material adverse change in the turnover, financial position or prospects of the Company nor the loss of any supplier or customer;

	(c)	the Company has not issued or agreed to issue any share or loan capital;

	(d)	no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company;

	(e)	the Company has not borrowed or raised any money or taken any form of financial security and no capital expenditure has been incurred on any individual item by the Company other than stock or sundry items in the ordinary course of trade and the Company has not acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item by the Company other than stock or sundry items in the ordinary course of trade;

	(f)	no shareholder resolutions of the Company have been passed; and

	(g)	no bonus has been paid to any Director or Seller.

21.	Effect of sale of sale shares

Neither the acquisition of the Sale Shares by the Buyer nor compliance with the terms of this agreement will give rise to, or cause to become exercisable any right of pre-emption over the Sale Shares.

22.	Retirement benefits

22.1	The Company has no obligation (whether or not legally binding) to provide or contribute towards pension, lump sum, death, ill-health, disability or accident benefits in respect of its past or present officers and employees (Pensionable Employees) and no proposal or announcement has been made to any Employee or officer of the Company about the introduction, continuance, increase or improvement of, or the payment of a contribution towards, any pension, lump sum, death, ill-health, disability or accident benefit.

22.2	The Company has facilitated access for its Pensionable Employees to a designated stakeholder scheme as required by Section 3 of the Welfare Reform and Pensions Act 1999.

22.3	The Company has not discriminated against, or in relation to, any Pensionable Employee on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency worker status, sexual orientation, religion or belief in providing pension, lump sum, death, ill health, disability or accident benefits.

22.4	No claims or complaints have been made or are pending or threatened in respect of the provision of (or failure to provide) pension, lump-sum, death, ill-health, disability or accident benefits by the Company in relation to any of the Pensionable Employees and there is no fact or circumstance likely to give rise to such claims or complaints.

Part 6: Tax warranties

1.	General

1.1	All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments and registrations and any other necessary information submitted by the Company to any Taxation Authority for the purposes of Taxation have been made on a proper basis, were submitted within applicable time limits, were accurate and complete when supplied and remain accurate and complete in all material respects. None of the above is, or so far as Prof Sahraie is aware (having made no enquiry of any Taxation Authority) is likely to be, the subject of any material dispute with any Taxation Authority.

1.2	All Taxation (whether of the UK or elsewhere), for which the Company has been liable or is liable to account for, has been duly paid (insofar as such Taxation ought to have been paid).

1.3	The Company has, within applicable time limits, kept and maintained complete and accurate records, invoices and other information in relation to Taxation as they are required or is prudent to keep and maintain. Such records, invoices and information form part of tax accounting arrangements that enable the tax liabilities of the Company to be calculated accurately in all material respects.

1.4	The Company has complied within applicable time limits with all notices served on them and any other requirements lawfully made of them by any Taxation Authority.

1.5	The Company has not made any payments representing instalments of corporation tax pursuant to the Corporation Tax (Instalment Payments) Regulations 1998 in respect of any current or preceding accounting periods and is not under any obligation to do so.

1.6	The Company has not paid, within the past seven years ending on the date of this agreement, or will become liable to pay any penalty, fine, surcharge or interest charged by virtue of the TMA 1970 or any other Taxation Statute.

1.7	All Taxation and national insurance deductible and payable under the PAYE system and/or any other Taxation Statute has, so far as is required to be deducted, been deducted from all payments made (or treated as made) by the Company. All amounts due to be paid to the relevant Taxation Authority prior to the date of this agreement have been so paid, including without limitation all Tax chargeable on benefits provided for directors, employees or former employees of the Company or any persons required to be treated as such.

1.8	The Company is not involved in any dispute with any Taxation Authority or has, within the past 12 months, been subject to any visit, audit, investigation, discovery or access order by any Taxation Authority. The Seller is not aware of any circumstances existing which make it likely that a visit, audit, investigation, discovery or access order will be made in the next 12 months.

1.9	The Disclosure Letter contains details of any concession, agreements (including agreements for the deferred payment of any tax liability) or other formal or informal arrangement (that is, an arrangement which is not based on a strict interpretation of all relevant Taxation legislation, published extra-statutory concessions and published statements of practice) with any Taxation Authority.

1.10	The Disclosure Letter contains details of all transactions, schemes or arrangements in respect of which the Company has been a party or has otherwise been involved for which a statutory clearance application was made. All such clearances have been obtained on the basis of full and accurate disclosure of all material facts and considerations relating thereto. All such transactions, schemes or arrangements have been implemented strictly in accordance with the terms of such clearances.

1.11	The Company is not, nor so far as Prof Sahraie is aware (having made no enquiry of any Taxation Authority) will it become, liable to make to any person (including any Taxation Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than the Company).

1.12	The Accounts make full provision or reserve within generally accepted accounting principles for any period ended on or before the date to which they were drawn up for all Taxation assessed or liable to be assessed on the Company, or for which the Company is accountable at that date, whether or not the Company has (or may have) any right of reimbursement against any other person. Proper provision has been made and shown in the Accounts for deferred taxation in accordance with generally accepted accounting principles.

1.13	The Company has not entered into a Managed Payment Plan within the provisions of section 111 of the Finance Act 2009 (paragraph 80 of Schedule 7 to the Taxation (International and Other Provisions) Act 2010) nor into any arrangement with HM Revenue & Customs for the deferred payment of any liability to Taxation.

1.14	The Company is not a qualifying company within the meaning of Schedule 46 to the Finance Act 2009.

2.	Chargeable gains

The book value shown in, or adopted for the purposes of, the Accounts and the Management Accounts as the value of each of the assets of the Company, on the disposal of which a chargeable gain or allowable loss could arise, does not exceed the amount which on a disposal of such asset at the date of this agreement would be deductible, in each case, disregarding any statutory right to claim any allowance or relief other than amounts deductible under section 38 of TCGA 1992.

3.	Capital losses

No capital loss has accrued to the Company that is a loss within the meaning of either section 8 or section 16A of TCGA 1992.

4.	Capital allowances

4.1	If any capital asset of the Company were disposed of at Completion for its book value as shown in, or adopted for the purpose of, the Accounts, or for the value of consideration actually given for it on its acquisition (if such asset were acquired since the Accounts Date), no balancing charge under CAA 2001 (or any other legislation relating to capital allowances) or similar clawback of relief in jurisdictions outside the UK would be made on the Company.

4.2	No event has occurred since the Accounts Date (otherwise than in the ordinary course of business) whereby any balancing charge may fall to be made against, or any disposal value may fall to be brought into account, by the Company under CAA 2001 (or any other legislation relating to capital allowances) or similar legislation relating to relief for similar capital expenditure in jurisdictions outside the UK.

4.3	The Disclosure Letter contains sufficient details to identify the nature and scope of:

(a) all expenditure incurred since the Accounts Date in respect of which allowances can be claimed under Parts 2 and 3 of CAA 2001;

(b) all capital allowances to which the Company is entitled under Chapter 14 of Part 2 of CAA 2001 (Fixtures);

(c) any claim for first-year tax credits (within the meaning of section 79 of and Schedule 25 to the Finance Act 2008); and

(d) all expenditure incurred on the provision of or replacement of integral features (within the meaning of section 73 of the Finance Act 2008).

5.	Distributions and other payments

5.1	No distribution or deemed distribution, within the meaning of section 209, 210 or 211 of ICTA 1988 (section 1000 of the Corporation Tax Act 2010), has been made (or will be deemed to have been made) by the Company, and the Company is not bound to make any such distribution.

5.2	No rents, interest, annual payments or other sums of an income nature, paid or payable by the Company, or which the Company is under an existing obligation to pay in the future, are or may be wholly or partially disallowable as deductions, management expenses or charges in computing taxable profits for Taxation purposes.

5.3	The Company has not, within the period of seven years preceding Completion, been engaged in, nor been a party to, any of the transactions set out in sections 213 to 218 (inclusive) of ICTA 1988 (Chapter 5 of Part 23 of the Corporation Tax Act 2010), nor has it made or received a chargeable payment as defined in section 218(1) of ICTA 1988 (section 1086 of the Corporation Tax Act 2010).

5.4	The Company has not received, or is likely to receive, a dividend which is not exempt within the provisions set out in chapters 2 and 3 of Schedule 14 to the Finance Act 2009.

6.	Loan relationships

All interests, discounts and premiums payable by the Company in respect of its loan relationships (within the meaning of Chapter 8 of Part 5 of the Corporation Tax Act 2009 (section 81 of the Finance Act 1996 for accounting periods ended before 1 April 2009) are eligible to be brought into account by the Company as a debit for the purposes of Part 5 of the Corporation Tax Act 2009 (formerly Chapter II of Part IV of the Finance Act 1996) at the time, and to the extent that such debits are recognised in the statutory accounts of the Company.

7.	Close companies

7.1	The Company is not, nor has it ever been a close investment company within the meaning of section 13A of ICTA 1988 (section 34 of the Corporation Tax Act 2010).

7.2	No distribution within section 418 of ICTA 1988 (section 1064 of the Corporation Tax Act 2010) has been made by the Company during the last six years ending at the Accounts Date, nor have such distributions been made between the Accounts Date and Completion.

7.3	Any loans or advances made, or agreed to be made, by the Company have been disclosed in the Disclosure Letter. The Company has not released or written off, or agreed to release or write off, the whole or any part of any such loans or advances.

8.	Groups of companies

8.1	The Company is not and has never been a member of any Group and neither holds or has ever held any share or interest in any other business, company or undertaking anywhere in the world.

9.	Intangible assets

9.1	For the purposes of this paragraph 9, references to intangible fixed assets mean intangible fixed assets and goodwill within the meaning of Part 8 of the Corporation Tax Act 2009 (formerly Schedule 29 to the Finance Act 2002) to which that Schedule applies. References to an intangible fixed asset shall be construed accordingly.

9.2	The Company has not at any time entered into any arrangements for the acquisition, disposal or licensing of intangible fixed assets.

10.	Company residence, Treasury consents and overseas interests

10.1	The Company has, throughout the past seven years, been resident in the UK for corporation tax purposes and have not, at any time in the past seven years, been treated as resident in any other jurisdiction for any tax purpose.

10.2	The Company has not caused, permitted or entered into any of the transactions specified in section 765 of ICTA 1988 (migration of companies) (or, in relation to transactions occurring on or after 1 July 2009, as set out in section 37 of and Schedule 17 to the Finance Act 2009).

10.3	The Company, does not have, nor within the last seven years has it had, a permanent establishment outside the UK.

10.4	The Company is not an agent or permanent establishment of another company, person, business or enterprise for the purpose of assessing the company, person, business or enterprise to Taxation in the country of residence of the Company.

11.	Anti-avoidance

11.1	All transactions or arrangements made by the Company have been made on fully arm’s length terms. There are no circumstances in which section 770A of, or Schedule 28AA to, ICTA 1988 (Part 4 of the Taxation (International and Other Provisions) Act 2010) or any other rule or provision could apply allowing any Taxation Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Taxation purposes, and no notice or enquiry has been made by any Taxation Authority in connection with any such transactions or arrangements.

11.2	The Company has not been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which was the avoidance of tax or any transaction that produced a tax loss with no corresponding commercial loss.

11.3	The Company is not a party to, nor has it ever been otherwise involved in, any transaction, scheme or arrangement designed wholly or mainly or containing steps or stages having no commercial purpose and designed wholly or mainly for the purpose of avoiding or deferring Taxation or reducing a liability to Taxation or amounts to be accounted for under PAYE.

11.4	The Company has not entered into any notifiable arrangements for the purposes of Part 7 of the Finance Act 2004, any notifiable contribution arrangement for the purpose of the National Insurance Contribution (Application of Part 7 of the Finance

Act 2004) Regulations 2007 (SI 2007/785) or any notifiable schemes for the purposes of Schedule 11A to the VATA 1994

12.	Inheritance tax

12.1	The Company has not:

(a) made any transfer of value within sections 94 and 202 of IHTA 1984; or

(b) received any value such that liability might arise under section 199 of IHTA 1984; or

(c) been a party to associated operations in relation to a transfer of value as defined by section 268 of IHTA 1984.

12.2	There is no unsatisfied liability to inheritance tax attached to, or attributable to, the Sale Shares or any asset of the Company. None of them is subject to any Inland Revenue charge as mentioned in section 237 and 238 of IHTA 1984.

12.3	No asset owned by the Company, nor the Sale Shares, is liable to be subject to any sale, mortgage or charge by virtue of section 212(1) of IHTA 1984.

13.	Value Added Tax

13.1	The Company is a taxable person and is registered for the purposes of VAT.

13.2	The Company is not nor has it been in the period of six years ending with the date of Completion, a member of a group of companies for VAT purposes.

13.3	The Company is registered, for the purposes of VAT, with quarterly prescribed accounting periods. Such registration, as is referred to in paragraph 13.1, is not pursuant to paragraph 2 of Schedule 1 to the VATA 1994 or subject to any conditions imposed by or agreed with HM Revenue & Customs. The Company is not under a duty to make monthly payments on account under the Value Added Tax (Payments on Account) Order 1993. The Company has complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT and all VAT for which the Company is liable has been duly paid.

13.4	All supplies made by the Company are taxable supplies. The Company has not been, nor so far as Prof Sahraie is aware (having made no enquiry of any Taxation Authority) will be, denied full credit for all input tax paid or suffered by it. All VAT paid or payable by the Company is input tax as defined in section 24 of the VATA 1994 and regulations made under it.

13.5	No act or transaction has been affected in consequence of which the Company is or may be held liable for any VAT arising from supplies made by another company. No direction has been given nor will be given by HM Revenue & Customs under

Schedule 9A to the VATA 1994 as a result of which the Company would be treated for the purposes of VAT as a member of a group.

13.6	For the purposes of paragraph 3 of Schedule 10 to the VATA 1994, the Company, and any relevant associates of such companies (within the meaning of paragraph 3 of Schedule 10 to the VATA 1994) have each exercised the option to tax (pursuant to paragraph 2 of Schedule 10 to the VATA 1994) only in respect of the Property listed as having been the subject of such an election in the Disclosure Letter.

13.7	The Company does not own, nor has it at any time within the period of ten years preceding the date of this agreement owned, any assets which are capital items subject to the capital goods scheme under Part XV of the VAT Regulations 1995.

13.8	The Company has not made any claim for any bad debt relief under section 36 of the VATA 1994. There are no existing circumstances by virtue of which any refund of VAT obtained or claimed may be required to be repaid and there are no circumstances by virtue of which there could be a claw back of input VAT from the Company under section 36(4) of the VATA 1994.

13.9	In relation to supplies of services made to and received from businesses resident in EU Member States other than the United Kingdom, the Company has reviewed its accounting system and taken all steps necessary to ensure that it is able to meet the new invoicing and reporting requirements that took effect from 1 January 2010.

14.	Stamp duty, stamp duty land tax and stamp duty reserve tax

14.1	Any document that may be necessary or desirable in proving the title of the Company to any asset which is owned by the Company at Completion, and each document which the Company may wish to enforce or produce in evidence, is duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

14.2	Neither entering into this agreement nor Completion will result in the withdrawal of any stamp duty or stamp duty land tax relief granted on or before Completion which will affect the Company.

14.3	The Disclosure Letter sets out full and accurate details of any chargeable interest (as defined under section 48 of the Finance Act 2003) acquired or held by the Company before Completion in respect of which the Sellers are aware, or ought reasonably to be aware, that an additional land transaction return will be required to be filed with a Taxation Authority and/or a payment of stamp duty land tax made on or after Completion.

14.4	The Company has complied in all respects with the provisions of Part IV of Finance Act 1986 (Stamp Duty Reserve Tax) and any regulations made under such legislation.

15.	Tax sharing

The Company is not bound by or party to any Taxation indemnity, Taxation sharing or any Taxation allocation agreement in respect of which claims against the Company would not be time barred.

16.	Employees and pensions

16.1	The Company has not made, or agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee of the Company, whether as compensation for loss of office, termination of employment or otherwise, which is not allowable as a deduction in calculating the profits of the Company for Taxation purposes, whether up to or after the Accounts Date.

16.2	The Company does not participate in a scheme under section 713 of ITEPA 2003 regarding payments to charity.

Part 7: Limitations on Warranties

1.	Prof Sahraie shall not be liable in respect of any claim for breach or non fulfilment of the Warranties (other than the Title Warranties) to the extent that the facts or circumstances giving rise to the alleged liability are Disclosed.

2.	The Sellers shall not be liable in respect of any claim for breach or non fulfilment of any of the Warranties unless the Buyer has served on the Sellers a written notice on or before the date falling twenty-four months after the Completion Date. Any such claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn and any and all liability of the Sellers in respect thereof extinguished unless proceedings in respect of it have been commenced in a court of competent jurisdiction in Scotland within three months of such claim being first notified to them, except where any claim relates to a liability which is contingent and in such circumstances the three month period shall only commence upon such liability ceasing to be contingent.

3.	Prof Sahraie shall not be liable in respect of any claim (i) for breach or non fulfilment of any of the Warranties (other than the Title Warranties) or (ii) under the Tax Covenant unless and until:

	3.1	the amount of such claim and any other claim in respect of or arising from the same fact, matter, event or circumstances (when agreed, settled or otherwise determined) exceeds £3,000; and

	3.2	the amount of such claim (when agreed, settled or otherwise determined) qualifying under paragraph 3.1 when aggregated with all other claims qualifying under paragraph 3.1 exceeds £10,000;

in which event the Sellers shall be liable for the full amount of all such claims and not only any excess.

In determining whether the amount of a claim exceeds the thresholds in paragraphs 3.1 and 3.2, any costs or interest claimed by the Buyer as part of its claim under the Warranties shall be excluded.

4.	The maximum liability of each Seller excluding any reasonable costs and interest in respect of any and all claims made by the Buyer(i) for breach or non fulfilment of the Warranties or (ii) under the Tax Covenant shall be limited to and shall in no event exceed the Purchase Price received or due to be paid to him or it under this Agreement and all such liability shall be met according to the provisions of Clause 5.5.

5.	The Buyer shall not be entitled to recover damages or otherwise obtain restitution more than once in respect of the same loss, damage, breach, cause of action or other set of circumstances under the Warranties and whether in contract or in delict.

6.	The liability of the Sellers shall not be increased by reason of the fact that any claim in respect of any one matter, fact, default or circumstance is made or is capable of being made in respect of more than one of the Warranties.

7.	To the extent that a breach or non fulfilment of any Warranty is remediable, the Buyer shall not be entitled to make a claim in respect of such breach or non fulfilment unless the Buyer serves written notice of such breach or non fulfilment on the Sellers and such breach or non fulfilment is not remedied to the Buyer’s reasonable satisfaction within 28 days (or such other period as is agreed in writing by the Seller and the Buyer) after the date such notice is received by the Sellers. The period referred to in paragraph 2 shall not be capable of expiry during any such 28 day period and shall be extended by 42 days in the event that any notice is served less than 28 days before the approval of the accounts by the Buyer’s auditors in accordance with paragraph 2 above.

8.	Any amount paid by any of the Sellers to the Buyer in respect of a breach or non fulfilment of the Warranties shall be treated as a reduction in the Purchase Price payable under this Agreement.

9.	The Sellers shall not be liable for breach or non fulfilment of the Warranties in respect of any claim based upon a liability which is contingent only, unless and until such contingent liability becomes an actual liability and is discharged.

10.	Nothing in this Agreement shall in any way restrict or limit the common law duty of the Buyer and/or the Company to seek to mitigate any loss or damage which they may respectively suffer in consequence of any breach or non fulfilment of the Warranties and the Buyer undertakes to take, and procure that the Company shall take, all reasonable steps to mitigate their respective loss or damage in consequence of any matter, fact, default or circumstance giving rise to a claim for breach or non fulfilment of the Warranties. In no circumstances shall the Buyer make any claim against the Sellers, nor shall the Sellers be liable pursuant to the Warranties in respect of any loss to the extent that it would not have occurred or could reasonably have been expected to be eliminated or would have been reduced or wholly or partially mitigated by any conduct which the Buyer is obliged by this agreement to undertake.

11.	The Buyer confirms to the Seller that, there is no fact, matter, event or circumstance which is known to the Buyer and which, to the Buyer’s actual knowledge, constitutes a breach of Warranty as at the date of this Agreement.

12	After Completion, the sole remedy of the Buyer against the Sellers in respect of any breach of this Agreement shall be in damages and the Buyer shall not be entitled to rescind this Agreement for any reason.

13	The Warranties shall not be deemed to be breached by, nor shall any claim arise in respect of, any matter expressly provided for under the provisions of this agreement or anything which is done in implementing any of the express obligations of this agreement.

14	In calculating the liability of the Sellers in respect of any breach or non fulfilment of the Warranties there shall be taken into account the amount by which any taxation for which the Company is liable is reduced or extinguished as a result of the matter giving rise to such liability.

15	In calculating the liability of the Sellers in respect of any breach or non fulfilment of the Warranties there shall be deducted from the amount of any liability which the Sellers might, but for this paragraph, have the amount of any benefit actually received by the Buyer as a result of the breach giving rise to the liability.

16	In no circumstances shall the Buyer make any claim against the Sellers pursuant to the Warranties in respect of any loss to the extent that it would not have occurred but for the Buyer or the Company having made any admission of liability or having compromised any claim otherwise than in accordance with paragraph 19 (conduct of claims) and subject always to the Buyer’s right to settle any third party claim on such terms as it sees fit in circumstances where any instruction by the Sellers to the contrary appears to the Buyer in its sole discretion acting reasonably to be outwith paragraph 19.3 on the grounds that it is not reasonable.

17	The Sellers shall not be liable in respect of any claim for breach or non fulfilment of the Warranties:-

	17.1	to the extent that specific provision or reserve or allowance in respect of the matter or thing giving rise to the liability in question has been made in the completion accounts; or

	17.2	to the extent that such claim arises or is increased as a result of any increase in rates of taxation since the Completion Date; or

	17.3	to the extent that the claim arises or is increased wholly or partly as a result of the withdrawal after Completion of any practice or concession of a taxation authority having general application, whether or not having retrospective effect; or

	17.4	to the extent that the claim arises or is increased wholly or partly from an act or omission occuring after Completion and which is compelled by law, other than any act or omission necessary to remedy any breach of any applicable law or regulation by the Company or the Sellers prior to Completion; or

	17.5	to the extent that the claim arises or is increased wholly or partly as a result of a change in the common law, or the passing or coming into force of, or any change in any enactment, law, regulation, directive or any practice of any government, government department or agency or regulatory body (including extra-statutory concessions of the Inland Revenue) after Completion, whether or not having retrospective effect; or

	17.6	to the extent that the claim arises or is increased wholly or partly as a result of any changes after Completion in generally accepted accounting principles of the United Kingdom; or

	17.7	to the extent that the claim arises or is increased wholly or partly as a result of any changes after Completion in the accounting or taxation policies or practices of the Company (unless to remedy any prior breach by the Company); any change in the method of submission of taxation returns by the Company introduced after or having effect after Completion (unless to remedy any prior breach by the Company); any change in Corporation Tax rates due to a change in the number of companies then associated with the Company; or any change in the nature of the business of the Company (or the manner of conducting the same) after Completion; or

	17.8	to the extent that the claim arises as a result of any act, matter or thing done or omitted to be done at the request of or with the written approval of the Buyer; or

	17.9	to the extent that the claim was occasioned by reason of any voluntary act, omission or transaction of the Buyer or the Company or any party acting on behalf of, or on the instructions of, any such party including their respective directors, employees or agents after Completion, being an act, omission or transaction otherwise than in the ordinary and usual course of the Company’s business as carried on up to Completion; or

	17.12	to the extent that the loss in respect of which such claim is made is recovered by the Company under any policy of insurance or would have been capable of being so recovered had the Company maintained in force after Completion the policies of insurance current at Completion or policies providing equivalent cover; or

	17.13	to the extent that the subject of the claim has been made good or is otherwise compensated for without cost to the Company or the Buyer (or any member of its Group).

18	Where the Buyer or the Company has a right of recovery or reimbursement (in whole or in part) against a third party (which shall include a Taxation Authority) in respect of any matter giving rise to a claim for breach or non fulfilment of the Warranties the liability of the Sellers shall be reduced by the amount received by the Buyer and/or the Company pursuant to such right.

19	Without limiting any other obligations of the Buyer, if the Buyer shall become aware of any fact, matter or circumstance which gives rise, or which may give rise, to a claim by a third party against the Company and which might result in a claim for breach or non-fulfilment of the Warranties , the Buyer shall have conduct of the claim and:-

	19.1	as soon as practicable, and in any event within 14 days of so becoming aware, give notice in writing to the Sellers of any fact, matter or circumstance giving rise, or which may give rise, to a third party claim, together with all relevant information then concerning it;

	19.2	consult with the Sellers with respect to any possible mitigating action or defence to a third party claim;

	19.3	take (and shall procure that the Company shall take) such action to avoid, dispute, resist, appeal, compromise, object to, mitigate, appeal against, defer or contest a third party claim as may reasonably be requested by the Sellers subject to the Company being indemnified to its reasonable satisfaction by the Sellers against the reasonable costs and expenses arising in relation to any proceedings which may be instituted in respect of a third party claim;

19.4	make available (and shall procure that the Company and their respective professional advisers shall make available) to the Sellers at no cost or charge to the Sellers, reasonable assistance for the purposes of avoiding, disputing, resisting, appealing, compromising, objecting to, mitigating, appealing, deferring or contesting a third party claim and in addition, shall permit the Sellers (or their professional advisers) access to the Company’s premises;

19.6	forward (and shall procure that the Company shall forward) to the Sellers any further documentation or information which they respectively receive from any third party in connection with the claim as soon as reasonably practicable after it receives the same and generally keep the Seller or Seller as the case may be updated in connection with the claim.

20	Each Seller shall only be liable to the Buyer in respect of any claim for a breach or non fulfillment of a Warranty where the Warranty was actually given by that Seller.

Part 8: Tax covenant

1.	Interpretation

1.1	The definitions and rules of interpretation in this paragraph apply in this Tax Covenant.

Buyer’s Relief: means:

(a) any Accounts Relief (as defined in paragraph 1.1(a) of the definition of Liability for Taxation) or Repayment Relief (as defined in paragraph 1.1(b) of the definition of Liability of Taxation);

(b) any Post-Completion Relief of the Company (as defined in paragraph 1.1(c) of the definition of Liability of Taxation); and

(c) any Relief, whenever arising, of the Buyer or any member of the Buyer’s Tax Group other than the Company.

Buyer’s Tax Group: the Buyer and any other company or companies which either are or become after Completion, or have within the seven years ending at Completion, been treated as members of the same group as, or otherwise connected or associated in any way with, the Buyer for any Tax purpose.

Event: includes the expiry of a period of time, the Company becoming or ceasing to be associated with any other person for any Tax purpose or ceasing to be or becoming resident in any country for any Tax purpose, the death or the winding up or dissolution of any person, and any transaction (including the execution and completion of all provisions of this agreement), event, act or omission whatsoever, and any reference to an Event occurring on or before a particular date shall include Events which, for Tax purposes, are deemed to have, or are treated or regarded as having, occurred on or before that date.

Liability for Taxation: any liability of the Company to make a payment of or in respect of Tax, whether or not the same is primarily payable by the Company and whether or not the Company has or may have any right of reimbursement against any other person or persons and shall also include:

(a) the Loss of any Relief (Accounts Relief) where such Relief has been taken into account in computing and so reducing or eliminating any provision for deferred Tax which appears in the Accounts (or which, but for such Relief, would have appeared in the Accounts) or where such Relief was treated as an asset of the Company in the Accounts or was taken into account in computing any deferred Tax asset which appears in the Accounts (Loss of an Accounts Relief), in which case the amount of the Liability for Taxation shall be the amount of Tax which would (on the basis of Tax rates current at the date of such Loss) have been saved but for such Loss;

(b) the Loss of any right to repayment of Tax (including any repayment supplement) (Repayment Relief) which was treated as an asset in the Accounts (Loss of a Repayment Relief), in which case the amount of the

Liability for Taxation shall be the amount of the Loss of the right to repayment and any related repayment supplement;

(c) the set off or use against income, profits or gains earned, accrued or received or against any Tax chargeable in respect of an Event occurring on or before Completion of any Relief (Post-Completion Relief) or right to repayment of Tax (including any repayment supplement) which is not available before Completion, but arises after Completion in circumstances where, but for such set off or use, the Company would have had a liability to make a payment of or in respect of Tax for which the Buyer would have been able to make a claim against Prof Sahraie under this Tax Covenant (Loss of a Post-Completion Relief), in which case the amount of the Liability for Taxation shall be the amount of Tax saved by the Company as a result of such set off or use; and

(d) any liability of the Company to make a payment pursuant to an indemnity, guarantee or covenant entered into before Completion under which the Company has agreed to meet or pay a sum equivalent to or by reference to another person’s Tax liability, in which case the Liability for Taxation shall be equal to the amount of the liability.

Loss: any reduction, modification, loss, counteraction, nullification, utilisation, disallowance or clawback for whatever reason.

Overprovision: the amount by which any provision for Tax in the Completion Accounts is overstated, except where such overstatement arises as a result of:

(a) a change in the law;

(b) a change in the accounting bases on which the Company values its assets; or

(c) a voluntary act or omission of the Buyer

which in each case, occurs after Completion.

Relief: includes any loss, relief, allowance, credit, exemption or set off in respect of Tax or any deduction in computing income, profits or gains for the purposes of Tax and any right to a repayment of Tax.

Saving: the reduction or elimination of any liability of the Company to make an actual payment of corporation tax in respect of which Prof Sahraie would not have been liable under paragraph 2, by the use of any Relief arising wholly as a result of a Liability for Taxation in respect of which Prof Sahraie has made a payment under paragraph 2 of this Tax Covenant.

Tax: all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction, and any penalty, fine, surcharge, interest, charges or costs reasonably and properly incurred relating thereto, and Taxation shall have the same meaning.

Tax Claim: any assessment (including self-assessment), notice, demand, letter or other document issued or action taken by or on behalf of any Taxation Authority from which it appears that the Buyer or the Company is or may be subject to a Liability for

Taxation or other liability in respect of which Prof Sahraie is or may be liable under this Tax Covenant.

Taxation Authority: any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Tax in the United Kingdom or elsewhere.

Tax Liability: any liability for Taxation.

Taxation Statute: any directive, statute, enactment, law or regulation wheresoever enacted or issued, coming into force or entered into and providing for or imposing any Tax and including orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision which amends, extends, consolidates or replaces the same or which has been amended, extended, consolidated or replaced by the same.

1.2	References to gross receipts, income, profits or gains earned, accrued or received shall include any gross receipts, income, profits or gains deemed pursuant to the relevant Taxation Statute to have been or treated or regarded as earned, accrued or received.

1.3	References to a repayment of Tax shall include any repayment supplement or interest in respect of it.

1.4	Unless the contrary intention appears, words and expressions defined in this agreement have the same meaning in this Tax Covenant and any provisions in this agreement concerning matters of construction or interpretation also apply in this Tax Covenant.

2.	Covenant

2.1	Prof Sahraie covenants with the Buyer that, subject to the provisions of this Tax Covenant, Prof Sahraie shall pay to the Buyer, by way of repayment of the Purchase Price for the Sale Shares, an amount equal to any:

(a) Liability for Taxation resulting from or by reference to any Event occurring on or before Completion or in respect of any gross receipts, income, profits or gains earned, accrued or received by the Company on or before Completion;

(b) Liability for Taxation which arises solely as a result of the relationship for Tax purposes of the Company on or before Completion with any person other than a member of the Buyer’s Tax Group whensoever arising;

(c) payment of interest or penalties for which the Company is liable as a result of the Company failing to make any instalment payment under the Corporation Tax (Instalment Payments) Regulations 1998 in any period ending on or before Completion sufficient to avoid such interest or penalties;

	(d)	Liability for Taxation falling within paragraph 1.1(a) to paragraph 1.1(d) of the definition of Liability for Taxation;

	(e)	any Liability for Taxation which is a liability for inheritance tax which:

(i) arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any person whensoever occurring); or

(ii) has given rise at Completion to a charge on any of the Sale Shares or assets of the Company; or

(iii) gives rise after Completion to a charge on any of the Sale Shares in or assets of the Company as a result of the death of any person within seven years of a transfer of value which occurred before Completion; and

	(f)	costs and expenses referred to in paragraph 10.

2.2	For the purposes of this Tax Covenant, in determining whether a charge on the shares in or assets of the Company arises at any time or whether there is a liability for inheritance tax, the fact that any Tax may be paid in instalments shall be disregarded and such Tax shall be treated for the purposes of this Tax Covenant as becoming due or to have become due and a charge as arising or having arisen on the date of the transfer of value or other date or Event on or in respect of which it becomes payable or arises.The provisions of section 213 of IHTA 1984 (refund by instalments) shall be deemed not to apply to any liability for inheritance tax falling within this paragraph 2.

3.	Payment date and interest

3.1	Where Prof Sahraie is liable to make any payment under paragraph 2 (including any payment pursuant to paragraph 2.1(e)), the due date for the making of that payment (Due Date) shall be the later of the date falling seven Business Days after the Buyer has served a notice on Prof Sahraie demanding that payment and in a case:

	(a)	that involves an actual payment of Tax by the Company, the date on which the Tax in question would have had to have been paid to the relevant Taxation Authority in order to prevent a liability to interest or a fine, surcharge or penalty from arising in respect of the Liability for Taxation in question; or

	(b)	that falls within paragraph 1.1(a) of the definition of Liability for Taxation, the last date on which the Tax is or would have been required to be paid to the relevant Taxation Authority in respect of the period in which the Loss of the Relief occurs; or

	(c)	that falls within paragraph 1.1(b) of the definition of Liability for Taxation, the date on which the repayment was due from the relevant Taxation Authority; or

	(d)	that falls within paragraph 1.1(c) of the definition of Liability for Taxation, the date on which the Tax saved by the Company is or would have been required to be paid to the relevant Taxation Authority; or

	(e)	that falls within paragraph 1.1(d)of the definition of Liability for Taxation (liability for indemnity, guarantee or covenant payment) of the definition of Liability for Taxation, not later than the fifth day before the day on which the Company is due to make the payment or repayment.

3.2	Any dispute as to the amount specified in any notice served on Prof Sahraie under paragraph 3.1(b) to paragraph 3.1(e) shall be determined by the accountants of the Company for the time being, acting as experts and not as arbitrators (the costs of that determination being shared equally by Prof Sahraie and the Buyer).

3.3	If any sums required to be paid by Prof Sahraie under this Tax Covenant are not paid on the Due Date then, except to the extent that Prof Sahraie's liability under paragraph 2 compensates the Buyer for the late payment by virtue of it extending to interest and penalties, such sums shall bear interest (which shall accrue from day to day after as well as before any judgment for the same) at the rate of 2% per annum over the base rate from time to time of National Westminster Bank plc or (in the absence thereof) at such similar rate as the Buyer selects from the day following the Due Date up to and including the day of actual payment of such sums, such interest to be compounded quarterly.

4.	Exclusions

4.1	The covenant contained in paragraph 2 shall not cover any Liability for Taxation to the extent that:

	(a)	provision or reserve in respect thereof is made in the Completion Accounts; or

	(b)	it arises or is increased as a result only of any change in the law of Tax announced and coming into force after Completion (whether relating to rates of Tax or otherwise) or a change to or the withdrawal of any extra-statutory concession previously made by a Taxation Authority (whether or not the change purports to be effective retrospectively in whole or in part); or

	(c)	the Buyer is compensated for any such matter under any other provision of this agreement; or

	(d)	it would not have arisen but for a voluntary act, transaction or omission carried out by the Buyer or the Company after Completion, being an act which:

(i) is not in the ordinary course of business;

(ii) could reasonably have been avoided;

(iii) the Company was not legally committed to do under a commitment that existed on or before Completion; and

(iv) arises from any act or transaction of the Company or any income, profit or gains earned or accrued after Completion.

	(e)	recovery has been made by the Buyer under the Warranties; or

(f)	except in the case of fraudulent or negligent conduct, unless written notice of such Liability for Taxation or potential Liability for Taxation (including any assessment, self-assessment, notice, demand, letter or other document issued or action taken by or on behalf of any Taxation Authority from which it appears that the Company or the Buyer may be subject to a Liability for Taxation) specifying in reasonable detail the circumstances giving or which may give rise to such Liability for Taxation and the amount thereof has been served on the Buyer on or prior to the seventh anniversary of Completion.

(g)	the liability arises or is increased as a result of any change after Completion in the bases, methods or policies of accounting of the Buyer or the Company save where such change is made to comply with GAAP or the published practice of any Taxation Authority; or

(h)	the profits in respect of which the Liability for Taxation arises were actually earned, accrued or received by the Company before Completion but were not reflected in the Completion Accounts; or

(i)	such Liability for Taxation arises or is increased as a consequence of any reduced entitlement to the small companies rate of corporation tax where such reduced entitlement results from the Company becoming associated with any company or companies at or following Completion; or

(j)	the Liability for Taxation would not have arisen or would have been reduced or eliminated but for a failure or omission after Completion, on the part of the Company or the Buyer, to make any claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing under any enactment or regulation relating to Tax the making, giving or doing of which was taken into account in computing the provision for tax in the Completion Accounts; or

(k)	such Liability for Taxation would not have arisen but for a cessation of trade or a change in the nature or conduct of trade by the Company or any intra-group reorganisation or transfer of business by the Company, in any case on or after Completion (except where such cessation occurs pursuant to a binding commitment created on or before Completion, the written request of Prof Sahraie is required by law or is the result of transactions entered into prior to Completion); or

(l)	such Liability for Taxation was discharged (whether by payment or by the utilisation of any Relief) prior to Completion and, when discharged by a cash payment, such cash was not taken into account in compiling the Completion Accounts; declaring for the avoidance of doubt that no Tax shall be treated as discharged prior to Completion for the purposes of this sub-clause to the extent that the relevant Taxation Authority subsequently asserts and successfully maintains that the Tax has not been so discharged by virtue of the unavailability of any Relief; or

(m)	to the extent that the Liability for Tax or potential Liability for Taxation has been fully Disclosed to the Buyer or the Company in the Disclosure Letter; or

	(n)	Such Liability for Taxation is caused by a material failure by the Buyer or the Company to comply with their respective obligations under this Tax Covenant; or

	(o)	the Liability for Taxation arises or is increased as a result of a failure on the part of the Company or the Buyer on or after Completion to make any claim, election, surrender, or disclaimer, or give any consent or notification or do anything after Completion the making, giving or doing of which was taken into account in the Completion Accounts; or

	(p)	any Relief (other than a Buyer’s Relief) is available to reduce or extinguish the Liability for Taxation).

4.2	any claim notified pursuant to paragraph (h) shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn and become fully barred and unenforceable at the expiry of the period of six months from the giving of such notice unless legal proceedings in respect of it have been commenced in a court of competent jurisdiction.

5.	Savings

5.1	If (at Prof Sahraie’s request and expense) the accountants for the time being of the Company determine that the Company has obtained a Saving, the Buyer shall, as soon as reasonably practicable thereafter, repay to Prof Sahraie the lesser of:

	(a)	the amount of the Saving (as determined by the accountants) less any costs incurred by the Buyer or the Company; and

	(b)	the amount paid by Prof Sahraie under paragraph 2 in respect of the Liability for Taxation which gave rise to the Saving less any part of that amount previously repaid to Prof Sahraie under any provision of this Tax Covenant or otherwise.

6.	OVERPROVISIONS

6.1	If, on or before the seventh anniversary of Completion, the auditors for the time being of the Company or any Subsidiary certify (at the request and expense of the Sellers) that any provision for Tax in the Completion Accounts has proved to be an Overprovision, then:

	(a)	the amount of any Overprovision shall first be set off against any payment then due from Prof. Sahraie under this Tax Covenant;

	(b)	to the extent that there is an excess, a refund shall be made to Prof. Sahraie of any previous payment or payments made by Prof. Sahraie under this Tax Covenant (and not previously refunded under this Tax Covenant) up to the amount of such excess; and

	(c)	to the extent that such excess as referred to in paragraph 6.1(b) is not exhausted, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from Prof. Sahraie under this Tax Covenant.

6.2	After the Company’s auditors have produced any certificate under this paragraph 6, Prof. Sahraie or the Buyer may, at any time before the seventh anniversary of Completion, request the auditors for the time being of the Company to review (at the expense of Prof. Sahraie ) that certificate in the light of all relevant circumstances, including any facts of which they were not or it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether, in their opinion, the certificate remains correct or whether, in light of those circumstances, it should be amended.

6.3	If the auditors make an amendment to the earlier certificate and the amount of the Overprovision is revised, that revised amount shall be substituted for the previous amount and any adjusting payment that is required shall be made by or to Prof. Sahraie (as the case may be) as soon as reasonably practicable.

7.	Recovery from third parties

7.1	Where Prof Sahraie has paid an amount in full discharge of a liability under paragraph 2 in respect of any Liability for Taxation and the Buyer or the Company is or becomes entitled to recover from some other person (not being the Buyer the Company or any other company in the Buyer's Tax Group) any amount in respect of such Liability for Taxation, the Buyer shall or shall procure that the Company shall:

(a) notify Prof Sahraie of its entitlement as soon as reasonably practicable; and

(b) if required by Prof Sahraie and, subject to the Buyer or the Company being indemnified by Professor Sahraie against any Tax that may be suffered on receipt of that amount and any costs and expenses incurred in recovering that amount, take or procure that the Company takes all reasonable steps to enforce that recovery against the person in question (keeping Prof Sahraie fully informed of the progress of any action taken), provided that the Buyer shall not be required to take any action pursuant to this paragraph 6.1 (other than an action against:

(i) a Taxation Authority; or

(ii) a person who has given Tax advice to the Company on or before Completion),

which, in the Buyer’s reasonable opinion, is likely to harm its, the Company’s commercial relationship (potential or actual) with that or any other person.

7.2	If the Buyer or the Company recovers any amount referred to in paragraph 7.1, the Buyer shall account to Prof Sahraie for the lesser of:

(a) any amount recovered (including any related interest or related repayment supplement) less any Tax suffered in respect of that amount and any costs and expenses incurred in recovering that amount (save to the extent that amount has already been made good by Prof Sahraie under paragraph7.1(b)); and

(b) the amount paid by Prof Sahraie under paragraph 2 in respect of the Liability for Taxation in question.

8.	Conduct of tax claims

8.1	If the Buyer or the Company becomes aware of a Tax Claim, the Buyer shall give or procure that notice in writing is given to Prof Sahraie as soon as is reasonably practicable but in any event within 10 business days, provided that if Prof Sahraie receives any Tax Claim for whatever reason, it shall notify the Buyer in writing as soon as is reasonably practicable and the Buyer shall be deemed, on receipt of such notification, to have given Prof Sahraie notice of such Tax Claim in accordance with the provisions of this paragraph 7, provided always that the giving of such notice shall not be a condition precedent to the Prof Sahraie’s liability under this Tax Covenant.

8.2	Provided Prof Sahraie indemnifies the Buyer and the Company to the Buyer’s reasonable satisfaction against all liabilities, costs, damages or expenses which may be incurred thereby including any additional Liability for Taxation, the Buyer shall take and shall procure that the Company shall take such action as Prof Sahraie may reasonably request by notice in writing given to the Buyer or the Company to avoid, dispute, defend, resist, appeal or compromise any Tax Claim (such a Tax Claim where action is so requested being hereinafter referred to as a Dispute), provided that neither the Buyer or the Company shall be obliged to appeal or procure an appeal against any assessment to Tax raised on any of them if, Prof Sahraie having been given written notice of the receipt of such assessment, the Buyer or the Company have not within 15 BusinessDays of the date of the notice received instructions in writing from Prof Sahraie to do so.

8.3	If:

(a) Prof Sahraie does not request the Buyer or the Company to take any action under paragraph 8.2 or fails to indemnify the Buyer or the Company to the Buyer's reasonable satisfaction within 15 Business Days; or

(b) Prof Sahraie (or the Company before Completion) has been involved in a case involving fraudulent conduct or wilful default in respect of the Liability for Taxation which is the subject matter of the Dispute; or

(c) the Dispute involves an appeal against a determination by the Tax Chamber of the First-tier Tribunal (or, for appeals lodged before 1 April 2009, a determination by the General or Special Commissioners or the VAT and Duties Tribunal), unless Prof Sahraie has obtained the opinion of Tax counsel of at least 5 years’ standing that there is a reasonable prospect that the appeal will succeed, the Buyer or the Company shall have the conduct of the Dispute absolutely (without prejudice to its rights under this Tax Covenant) and shall be free to pay or settle the Tax Claim on such terms as the Buyer or the Company may in its absolute discretion considers fit.

8.4	Subject to paragraph 8.3, by agreement in writing between the Buyer and Prof Sahraie, the conduct of a Dispute may be delegated to Prof Sahraie on such terms as may be agreed from time to time between the Buyer and Prof Sahraie provided that, unless the Buyer and Prof Sahraie specifically agree otherwise in writing, the following terms shall be deemed to be incorporated into any such agreement:

(a) the Buyer or the Company shall promptly be kept fully informed of all matters pertaining to a Dispute and shall be entitled to see and keep copies of all correspondence and notes or other written records of telephone conversations or meetings and, in the event that there is no written record, shall be given an immediate report of all telephone conversations with any Taxation Authority to the extent that it relates to a Dispute;

(b) the appointment of solicitors or other professional advisers shall be subject to the written approval of the Buyer, such approval not to be unreasonably withheld or delayed;

(c) all material written communications pertaining to the Dispute which are to be transmitted to the relevant Taxation Authority shall first be submitted to the Buyer or the Company for approval and shall only be finally transmitted if such approval is given, such approval not to be unreasonably withheld or delayed; and

(d) Prof Sahraie shall make no settlement or compromise of the Dispute or agree any matter in the conduct of the Dispute which is likely to affect the amount thereof or the future liability to Tax of the Buyer or the Company without the prior approval of the Buyer or the Company (as may be appropriate), such approval not to be unreasonably withheld or delayed.

8.5	The Buyer shall provide and shall procure that the Company provides to Prof Sahraie and Prof Sahraie’s professional advisors reasonable access to premises and personnel and to any relevant assets, documents and records within their power, possession or control for the purpose of investigating the matter and enabling Prof Sahraie to take such action as is referred to in this paragraph 7.

8.6	Neither the Buyer or the Company shall be subject to any claim by or liability to Prof Sahraie for non-compliance with any of the foregoing provisions of this paragraph 7 if the Buyer or the Company has bona fide acted in accordance with the instructions of Prof Sahraie.

9.	Grossing up

9.1	All sums payable by Prof Sahraie to the Buyer under this Tax Covenant shall be paid free and clear of all deductions or withholdings whatsoever unless the deduction or withholding is required by law. If any deductions or withholdings are required by law to be made from any of the sums payable under this Tax Covenant, Prof Sahraie shall pay to the Buyer such sum as will, after the deduction or withholding has been made, leave the Buyer with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

9.2	If the Buyer incurs a taxation liability which results from, or is calculated by reference to, any sum paid under this Tax Covenant, the amount so payable shall be increased by such amount as will ensure that, after payment of the taxation liability, the Buyer is left with a net sum equal to the sum it would have received had no such taxation liability arisen.

9.3	If the Buyer would, but for the availability of a Buyer's Relief, incur a taxation liability falling within paragraph 9.2, it shall be deemed for the purposes of that paragraph to have incurred and paid that liability.

9.4

If the Buyer assigns the benefit of this Tax Covenant or this agreement, Prof Sahraie shall not be liable pursuant to paragraph 9.1 or paragraph 9.2, save to the extent that Prof Sahraie would have been so liable had no such assignment occurred.

10.	BUYER’S UNDERTAKING

The Buyer hereby undertakes to pay to Prof Sahraie an amount equal to

10.1	any tax liability relating to any of the following Events occurring or deemed to occur after Completion:

	(a)	the Company or any member of the Buyer’s Group failing to pay any amount of Taxation to which it is liable to the extent that such tax liability arises in circumstances where the Buyer would not have been entitled to make a claim against Prof Sahraie under paragraph 2 of the Tax Covenant had such liability for taxation been paid by the Company or the relevant member of the Buyer’s Group; or

	(b)	the Company or any member of the Buyer’s Group ceasing to be resident in the United Kingdom for Taxation purposes.

10.2	any liability or increased liability to tax of Prof Sahraie arising in connection with any of the following events occurring or being deemed to occur at any time after Completion:-

	10.2.1	the disposal by the Company of any asset or of any interest in or right over any asset;

	10.2.2	the making by the Company of any such payment or deemed payment as constitutes a chargeable payment for the purposes of s215 of the Taxes Act;

	10.2.3	the Company ceasing to be resident in the United Kingdom for the purposes of any Tax; and

	10.2.4	the reasonable costs and expenses of Prof Sahraie in connection with any liability referred to or in taking any action under this paragraph 9.2.

10.3	The undertakings contained in paragraph 9 shall extend to any reasonable costs incurred by Prof Sahraie in connection with such Tax or the relevant claim under Clause 9.1.

10.4	Any payment made by the Buyer under paragraph 9.1 or 9.2 shall be made five Business Days before the last day on which the relevant payment of Taxation is due to be made to the relevant Taxation Authority without incurring any liability to interest or penalties.

10.5	The Buyer shall pay Prof Sahraie an amount equal to all costs and expenses reasonably and properly incurred by Prof Sahraie in connection with such tax liability as described in paragraphs 9.1 or 9.2 above or any action taken under this paragraph.

11.	COSTS AND EXPENSES

The covenant contained in paragraph 2 of this Tax Covenant shall extend to all reasonable costs and expenses properly incurred by the Buyer or the Company in connection with any matter included under paragraph 2 of this Tax Covenant and the enforcement of rights under this Tax Covenant.

Part 9

1.	Definitions
The definitions in this paragraph apply in this agreement.
Completion Accounts: the profit and loss account and balance sheet of the Company, including the notes thereon as at the Completion Date and stating the amount of the Completion Working Capital prepared in accordance with and subject to the provisions of this Part 9 of the Schedule.
Completion Working Capital: the sum of cash plus debtors, less trade, tax and other creditors of the Company as shown in the Completion Accounts.
Completion Period: the period commencing on the day after the Accounts Date up to and including the Completion Date.
Draft Completion Accounts: a draft of the Completion Accounts prepared in accordance with the requirements of this Part 9 of the Schedule.
Expert: a person appointed in accordance with paragraph 3 of this Part 9 of the Schedule to resolve any dispute arising in the preparation of the Completion Accounts.
Sellers’ Accountants: such accountants appointed by the Sellers.
UK GAAP: generally accepted accounting principles applied in the UK, incorporating Statements of Standard Accounting Practice, Financial Reporting Standards and Urgent Issues Task Force Abstracts issued by the Accounting Standards Board, in each case as in force at the date of this agreement.

2.	Preparation of completion accounts
2.1	The Sellers shall procure that the Sellers’ Accountants prepare the Draft Completion Accounts as soon as reasonably practical after the Completion Date and in any event not later than twenty Business Days thereafter.
2.2	Subject to the preparation of the Draft Completion Accounts in accordance with paragraph 2.1, the Sellers shall deliver a copy of the Draft Completion Accounts to the Buyers no later than twenty five Business Days after the Completion Date.
2.3	The Buyers shall ensure that, within five Business Days starting on the day after delivery of the Draft Completion Accounts by the Sellers’ Accountants, the Buyers submit to the Sellers a report stating whether or not they agree with the Completion Accounts (and in the case of disagreement, the areas of dispute).
2..4	If the Buyers agree the Draft Completion Accounts, the parties shall ensure that the Buyers and the Sellers’ Accountants certify the Draft Completion Accounts as being the Completion Accounts within ten Business Days of the Sellers’ Accountants receiving the report of the Buyers, and the Completion Accounts shall then become final and binding on the parties for the purpose of this agreement.
2.5	If the Buyers disagree with the Draft Completion Accounts, the parties shall endeavour to agree any matter in dispute. If the matter in dispute is resolved by agreement between the parties, the Buyers and the Sellers’ Accountants shall certify the Draft Completion Accounts (subject to any amendment agreed between the parties) as being the Completion Accounts and they shall become final and binding on the parties for the purpose of this agreement.

2.6	If the parties are unable to resolve any disagreement within ten Business Days of the delivery of the report of the Buyers to the Seller’s Accountants, the disagreement shall be referred to an Expert.
2.7	Save as provided in paragraph 3, the Buyer and the Sellers shall bear and pay their own costs incurred in connection with the preparation and agreement of the Draft Completion Accounts and Completion Accounts.

3.	Expert
3.1	An Expert is a person appointed in accordance with this paragraph 3 to resolve a dispute arising in relation to the Completion Accounts.
3.2	The parties shall use their reasonable endeavours to agree on the appointment of an independent Expert and to agree the terms of appointment with the Expert.
3.3	If the parties are unable to agree on an Expert or the terms of his appointment within seven days of either party serving details of a suggested expert on the other, either party may request the President for the time being of the Chartered Institute of Chartered Accountants in Scotland to appoint an Expert of repute with experience in the matter and agree the Expert’s terms of appointment.
3.4	The Expert shall prepare a written decision and give notice (including a copy) of the decision to the parties within a maximum of three months of the matter being referred to him.
3.5	If the Expert dies or becomes unwilling or incapable of acting, or does not deliver the decision within the time required by paragraph 3.4 then:
(a) either party may apply to the President for the time being of the Chartered Institute of Chartered Accountants in Scotland to discharge the Expert and to appoint a replacement Expert with the required expertise; and
(b) this paragraph 3 applies in relation to the new Expert as if he were the first Expert appointed.
3.6	All matters under this paragraph 3 shall be conducted, and the Expert's decision shall be written, in the English language.
3.7	The parties are entitled to make submissions to the Expert, including oral submissions, and shall provide (or procure that others provide) the Expert with such assistance and documents as the Expert reasonably requires for the purpose of reaching a decision.
3.8	To the extent not provided for by this paragraph 3, the Expert may, in his reasonable discretion, determine such other procedures to assist with the conduct of the determination as he considers just or appropriate.
3.9	Each party shall, with reasonable promptness, supply each other with all information and give each other access to all documentation and personnel as each other reasonably requires to make a submission under this paragraph 3.
3.10	The Expert shall act as an expert and not as an arbitrator. The Expert shall determine any dispute, which may include any issue involving the interpretation of any provision of this agreement, his jurisdiction to determine the matters and issues referred to him or his terms of reference. The Expert’s written decision on the matters referred to him shall be final and binding in the absence of manifest error or fraud.
3.11	Each party shall bear its own costs in relation to the Expert. The Expert’s fees and any costs properly incurred by him in arriving at his determination (including any fees and costs of any advisers appointed by the Expert) shall be borne by the parties equally or in such other proportions as the Expert directs.

4.	Basis of computation
4.1	The Completion Accounts shall be prepared in accordance with UK GAAP and the accounting principles, practices, policies and procedures applied in the Accounts (to the extent that these are consistent with UK GAAP) and shall be prepared on a basis consistent with the accounts of the Company for the year ended 30th June, 2011.
4.2	The Completion Accounts shall:
(a) only take account of information available to the parties at Completion and not take account of any event happening after Completion (except in relation to information known to the parties about that event at Completion); and
(b) shall be prepared as if the Company and its Subsidiaries had remained under the ownership of the Sellers.

Part 10

Patents and Patent Applications Summary

Title - Visual Exercising Apparatus

Priority Date – 30 June 2005

Inventor – Arash Sahraie

Applicant – Aberdeen University

Country	Application Number	Filing date	Patent Number	Status	Grant date	Next renewal date
United Kingdom (priority application)	0513603.1	30/06/2005	-	Abandoned in favour of PCT	-	NA
PCT	PCT/GB2006/002422	30/06/2006	-	Expired	-	NA
Australia	2006 264 688	-	-	Abandoned	-	NA
Canada	2613223	-	-	Pending	-	30 June 2012
China	200680030546.5	-	-	Abandoned	-	NA
European patent application	06744299.6	-	1906907	Granted/Expired	17/11/2010	NA
France	-	-	1906907	Granted	17/11/2010	30 June 2012
Germany	-	-	1906907	Granted	17/11/2010	30 June 2012
Switzerland	-	-	1906907	Granted	17/11/2010	30 June 2012
United Kingdom	-	-	1906907	Granted	17/11/2010	30 June 2012
Japan	2008-518972	-	-	Abandoned	-	NA
New Zealand	565376	-	-	Abandoned	-	NA
Russian Federation	2008102875	-	-	Abandoned	-	NA
Singapore	138426	-	-	Granted	14/01/2011	30 June 2012
USA	11/993357	-	-	Pending	-	TBC – first fee 3.5 years after grant